NASDAQ:GIGM GIGAMEDIA LIMITED 8F, NO. 22, LANE 407, SECTION 2 TIDING BLVD. NEIHU DISTRICT, TAIPEI 114 TAIWAN R.O.C VOTE BY INTERNET - www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:00 P.M. ET on 06/21/2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY For Against Abstain The Board of Directors recommends you vote FOR proposals 1 through 5. 1. Adoption of 2020 Audited Financial Statements. 2. Approval of Appointment of Auditors- Deloitte & Touche and Deloitte & Touche LLP. 3. Approval of Directors' Remuneration. 4. Approval for Authority to Allot and Issue Shares. 5. Approval for Share Purchase Mandate. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. 0000507030_1 R1.0.0.177 Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

0000507030_2 R1.0.0.177 Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement, U.S. Annual Report and Singapore Annual Report are available at www.proxyvote.com GIGAMEDIA LIMITED Annual General Meeting of Shareholders June 24, 2021 11:00 AM This proxy is solicited by the Board of Directors I/We, being a shareholder/shareholders of the above named Company, hereby appoint Cheng-Ming Huang (aka James Huang) of 8F, No. 22, Lane 407, Section 2, Tiding Blvd., Neihu District, Taipei, Taiwan, R.O.C., failing whom the Chairman of the Meeting, as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 8F, No. 22, Lane 407, Section 2, Tiding Blvd., Neihu District, Taipei, Taiwan, R.O.C. on Thursday, June 24, 2021, at 11:00 AM local time, and at any adjournment or postponement thereof. This proxy, when properly executed, and returned in a timely manner, will be voted at the Annual General Meeting and any adjournments thereof in the manner described herein. If no contrary indication is made, the proxy will be voted as recommended by the Board of Directors and the Company's management. 1. The proxy form must be signed by the shareholder or by the shareholders' attorney duly authorized in writing or, if the appointer is a corporation, either, under seal or in some other manner approved by the directors of the Company. 2. To be effective, the proxy form (and power of attorney or other authority under which it is signed or a notarially certified copy of such power of authority, if relevant) must be returned to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, no less than 48 hours before the meeting.